Exhibit 99.7

Execution Version

Dated December 31, 2020

SEANERGY MARITIME HOLDINGS CORP.
as Borrower

and

JELCO DELTA HOLDING CORP.
as Lender

OMNIBUS SUPPLEMENTAL AGREEMENT
relating to

(1) a convertible promissory note in the principal amount of US$4,000,000
(2) a revolving convertible promissory note in the principal amount of up to US$6,765,000
(3) a convertible promissory note in the principal amount of US$13,750,000

Index

Clause		Page

1	Definitions and Interpretation	3
2	Agreement of the Lender	5
3	Conditions Precedent and Subsequent	5
4	Amendments to Convertible Notes	5
5	Confirmations	10
6	Omnibus Mandatory Repayment and Prepayment Provisions	10
7	Notices	12
8	Counterparts	12
9	Governing Law	12
10	Enforcement	12
11	Termination	13

Schedules

Schedule 1 Conditions Precedent		14

Execution

Execution Page		15

THIS OMNIBUS SUPPLEMENTAL AGREEMENT is made on December 31, 2020 (this “Agreement”)

PARTIES

(1)
SEANERGY MARITIME HOLDINGS CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as borrower (the “Borrower”);

(2)
JELCO DELTA HOLDING CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as lender (the “Lender”).

(3)
EMPEROR HOLDING LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands (“Emperor”); and

(4)	PARTNER SHIPPING CO. LIMITED, a company incorporated in the Republic of Malta whose registered address is at 147/1 St. Lucia Street, Valletta, VLT 1185, Malta (the “Owner”).

BACKGROUND

(A)
By three Convertible Notes (as such term is defined herein), the Lender agreed to make available to the Borrower facilities in the aggregate of (originally) up to US$42,415,000, of which an aggregate of US$38,715,000 is outstanding at the date of this Agreement.

(B)
In exchange for, among other things, the full and final settlement of unpaid interest in the amount of US$2,425,249.84 accrued under the Convertible Notes, the Lender and the Borrower have entered into the SPA with respect to 12,272,627 units of the Borrower, each unit consisting of (i) one common share, par value $0.0001 per share, or one pre-funded warrant in lieu thereof and (ii) a warrant to purchase one common share at an exercise price of US$0.70 per common share.

(C)
The Borrower has requested that the Lender gives its consent to (i) the extension of the Final Repayment Date of each of the Convertible Notes, (ii) the amendment to the interest rate under such Convertible Notes and (iii) certain omnibus amendments to the repayment provisions under each Convertible Note as specified herein (collectively, the “Requests”).

(D)	This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, to the Requests, subject to the terms of this Agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Cash and Cash Equivalents” means, in relation to a fiscal quarter, the sum of all cash and cash equivalents  of the Borrower and its subsidiaries on a consolidated basis as of the end of that fiscal quarter reported either (i) in its quarterly publicly disclosed financial statements, or (ii) in the certificate certified by a director of the Borrower  provided to the Lender in accordance with clause 6.2.

“Convertible Notes” means, collectively, the First Jelco Convertible Note, the Second Jelco Convertible Note and the Third Jelco Convertible Note.

“Effective Date” means the date on which the conditions precedent in Schedule 1 (Conditions Precedent) are satisfied or waived by the Lender.

“Facility Agreements” means, collectively, (i) that certain loan agreement dated October 4, 2016 (as may have been amended, amended and restated, and/or supplemented from time to time), (ii) that certain loan agreement dated May 24, 2017 (as may have been amended, amended and restated, and/or supplemented from time to time) and (iii) that certain loan agreement dated March 26, 2019 (as may have been amended, amended and restated, and/or supplemented from time to time), each made between the Borrower as borrower and the Lender as lender.

“First Jelco Convertible Note” means that certain Convertible Promissory Note dated as of March 12, 2015, as amended by Amendment No. 1 dated as of May 14, 2015, as supplemented by a mutual consent dated September 18, 2017, as further amended by Amendment No. 2 dated as of September 18, 2017, as further amended by Amendment No. 3 dated as of March 26, 2019 and as further amended by Amendment No. 4 dated May 29, 2019.

“Guarantors” means Emperor and the Owner.

“Guarantees” means the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, and the Guarantee dated February 15, 2019 between the Owner and the Lender.

“Obligors” means the Borrower, the Owner and Emperor.

“Omnibus Loan Supplemental Agreement” means that certain agreement dated the date hereof among the Lender and the Borrower under the Facility Agreements, a copy of which is attached hereto as Exhibit A.

“Party” means a party to this Agreement.

“Seanergy Capesize Fleet” means at any given time, all dry bulk vessels of greater than 150,000 dwt owned by the Borrower or any of its subsidiaries or operated by the Borrower or any of its subsidiaries as lessees under finance leases.

“Second Jelco Convertible Note” means that certain Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment dated as of December 1, 2015, further amended by a Second Amendment dated as of December 14, 2015, further amended by a Third Amendment dated as of January 27, 2016, further amended by a Fourth Amendment dated as of March 7, 2016, further amended by a Fifth Amendment dated as of April 21, 2016, further amended by a Sixth Amendment dated as of May 17, 2016, further amended by a Seventh Amendment dated as of June 16, 2016, further amended by an Eighth Amendment dated as of March 28, 2017, supplemented by a mutual consent dated September 8, 2017, further amended by a Ninth Amendment dated as of September 27, 2017, further amended by a Tenth Amendment dated September 1, 2018, further amended by an Eleventh Amendment dated as of March 26, 2019 and as further amended by a Twelfth Amendment dated as of May 29, 2019.

“SPA” means the Securities Purchase Agreement dated on or about the date of this Agreement and made between the Borrower and the Lender.

“Third Jelco Convertible Note” means that certain Convertible Promissory Note, dated as of September 27, 2017, as amended by an Amendment dated as of February 13, 2019 and as further amended by a Second Amendment dated as of May 29, 2019.

1.2	Defined expressions

Defined expressions in each of the Convertible Notes shall have the same meanings when used in this Agreement unless the context otherwise requires or unless otherwise defined in this Agreement.

2.	AGREEMENT OF THE LENDER

2.1	Agreement of the Lender

The Lender agrees, with effect from the Effective Date and subject to and upon the terms and conditions of this Agreement to:

(a)	the Requests;

(b)	the consequential amendments to each of the Convertible Notes; and

(c)
that after repayment of amounts due under the Facility Agreements to which repayment and prepayment are to be applied as specified in the Omnibus Loan Supplemental Agreement, the Lender under each of the Convertible Notes will apply amounts received with respect to each mandatory or voluntary prepayment or repayment under clauses 6.1, 6.2, 6.3 and 6.4 of this Agreement to each of the Convertible Notes on a pro-rata basis based upon the principal amount outstanding under each of the Convertible Notes at the time such payment is received.

2.2	Agreement of the Finance Parties

The Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of each of the Convertible Notes in connection with the matters referred to in clause 2.1 (Agreement of the Lender).

2.3	Effective Date

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) shall have effect on and from the Effective Date.

3.	CONDITIONS PRECEDENT AND SUBSEQUENT

3.1	Conditions Precedent

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) is subject to the Lender having received (or waived receipt of) all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender on or before the Effective Date.

3.2	Conditions Subsequent

The parties to the Intercreditor Agreement (as such term is defined in the SPA) enter into an amendment to the Intercreditor Agreement to reflect the amendments to the relevant Convertible Notes contemplated hereby as soon as reasonably practicable after the Effective Date, but in any event no later than 7th January 2021, it being understood that each of the parties hereto shall use commercially reasonable efforts to effect such amendment in a timely manner.

4.	AMENDMENTS TO CONVERTIBLE NOTES

4.1	Specific amendments to each of the Convertible Notes

With effect on and from the Effective Date, each of the Convertible Notes shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)	by deleting the definition of “Maturity Date” in Section 1 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“1.4          “Maturity Date” shall mean December 31, 2024.”;

(b)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the First Jelco Convertible Note that shall read as follows:

“1.6          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(c)	by deleting Section 3 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”;

(d)	by deleting Section 7.1 of the First Jelco Convertible Note in its entirety and replacing it with the following:

“7.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (“Common Shares,” and such number of Common Shares issuable on conversion, the “Conversion Shares”) equal to the amount of the Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 7.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 7.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 7.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 7.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 7.1 shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 7.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”;

(e)	by deleting the definition of “Maturity Date” in Section 1 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“1.8          “Maturity Date” shall mean December 31, 2024.”;

(f)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the Second Jelco Convertible Note that shall read as follows:

“1.9          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(g)	by deleting Section 3 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”;

(h)	by deleting Section 10.1 of the Second Jelco Convertible Note in its entirety and replacing it with the following:

“10.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the “Conversion Shares”) equal to the amount of the remaining Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 10.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 10.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 10.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 10.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 10.1 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 10.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”;

(i)	by deleting the definition of “Maturity Date” in Section 1 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“1.11          “Maturity Date” means December 31, 2024.”;

(j)	by adding the following new definition of “SPA” in Section 1 (Definitions) of the Third Jelco Convertible Note that shall read as follows:

“1.23          “SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(k)	by deleting Section 3 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“3.           Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Closing Date (as defined in the SPA) until payment to the Holder of all amounts payable under this Note  at a rate equal to 5.5% per annum (the “Interest Rate”). Interest shall be payable to the Holder quarterly with the last interest payment falling due for payment on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In case the date of an interest payment is not a business day, the relevant interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the date on which all amounts payable to the Holder under this Note are paid to the Holder. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.”; and

(l)	by deleting Section 10.1 of the Third Jelco Convertible Note in its entirety and replacing it with the following:

“10.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the “Conversion Shares”) equal to the amount of the remaining Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $1.20 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).

The Maker shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, pursuant to this Section 10.1 or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable notice of conversion, the Holder (together with the Holder’s Affiliates (as defined below), and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted portion of this Note beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) conversion or conversion of the unexercised or nonconverted portion of any other securities of the Maker subject to a limitation on conversion or conversion analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Maker is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Section 10.1 applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Maker shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 10.1, in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Maker’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Maker or (C) a more recent written notice by the Maker or the Maker’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Maker shall within one business day confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or conversion of securities of the Maker, including this Note, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended. The “Beneficial Ownership Limitation” shall be 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of this Note.  “Trading Market” means any of the following markets or exchanges: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing). The Holder, upon notice to the Maker, may increase or decrease the Beneficial Ownership Limitation for the purpose of this Section 10.1, provided that, with respect to any increase in the Beneficial Ownership Limitation noticed prior to the date that the Company’s Common Shares cease to be listed on any Trading Market, the Beneficial Ownership Limitation shall in no event exceed 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder and the provisions of this Section 10.1 shall continue to apply.  Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Maker.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 10.1 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.”

5.	CONFIRMATIONS

5.1	Guarantor Confirmation

The Guarantors:

(a)	confirm their acceptance of the amendments effected by this Agreement;

(b)	confirms that the Guarantees:

i.	continue to have full force and effect in accordance with their respective terms in respect of each of the Convertible Notes as amended and supplemented by this Agreement; and

ii.	extend to the obligations of the Borrower under this Agreement and each of the Convertible Notes as amended and supplemented by this Agreement.

5.2	Amendments to the Partnership Finance Documents

With effect on and from the Effective Date, each of the Partnership Finance Documents shall be amended so that any references to the Third Jelco Convertible Note shall be construed as a reference to the Third Jelco Convertible Note as amended and supplemented by this Agreement and the Partnership Finance Documents shall remain in full force and effect.

5.3	Security Confirmation

Each of the Obligors confirms that:

(a)
any security interest created by it under the Convertible Notes extends to their and the Borrower’s respective obligations under the Convertible Notes as amended and supplemented by this Agreement; and

(b)	the security interests created under the Convertible Notes continue in full force and effect on the terms of the respective Convertible Notes.

6.	OMNIBUS MANDATORY REPAYMENT AND PREPAYMENT PROVISIONS

Notwithstanding anything to the contrary contained in any of the Convertible Notes, the Borrower hereby agrees as follows, provided that any payment obligation of the Borrower under any of clauses 6.1, 6.2, 6.3 and 6.4 hereof will arise only when the liabilities under the Facility Agreements to which payments made pursuant to the corresponding clause of the Omnibus Loan Supplemental Agreement would be applied are fully repaid, and any payment obligation of the Borrower under any of clauses 6.1, 6.2, 6.3 and 6.4 hereof will be reduced by the amount of the payments made in satisfaction of the corresponding payment obligation under the Omnibus Loan Supplemental Agreement, and, notwithstanding anything to the contrary herein, this clause 6 will not be construed to create an equal and independent payment obligation arising out of the same circumstances as a payment obligation arising under clause 6 of the Omnibus Loan Supplemental Agreement:

6.1	Repayment

The Borrower shall make the following mandatory payments to the Lender to be applied in accordance with clause 2.1(c) hereof, as follows:

(a)
On December 31, 2022, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement and clause 6.1 and 6.2 of the Omnibus Loan Supplemental Agreement, actually paid to and received by the Lender on or before December 31, 2022; and

(b)
On December 31, 2023, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement and clause 6.1 and 6.2 of the Omnibus Loan Supplemental Agreement, actually paid to and received by the Lender after December 31, 2022 and on or before December 31, 2023.

6.2	Cash Sweep

The Borrower shall make mandatory prepayments under each Convertible Note to the Lender to be applied in accordance with clause 2.1(c) hereof, as follows:

Within five (5) Banking Days of the earlier of (i) the public disclosure of the Borrower’s financial results for each of the first and third fiscal quarters of any fiscal year or (ii) the Reporting Date (as defined below) following each such fiscal quarter, an amount equal to the greater of (X) provided that the actual average time charter equivalent rate of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter as calculated by the Borrower (which must be in accordance with methodology applied by the Borrower in its financial results in the financial year preceding to the date of this Agreement) and reported in its financial results (the “TCE Rate”) is at least US$18,000, the product of (a) the lesser of (i) the difference between US$18,000 and the TCE Rate and (ii) US$3,000, multiplied by (b) the aggregate operating days as calculated by the Borrower and reported in its financial results of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter and (Y) the Cash and Cash equivalents as at the end of that fiscal quarter in excess of US$25,000,000.

The first testing period will be the six-month period ending March 31, 2021, and the following testing periods will be each six-month period thereafter ending on March 31 and September 30 of each year during the Security Period. If the Borrower has not previously publicly disclosed its quarterly financial results with respect to the two fiscal quarters constituting a particular testing period by the date that is 90  days after the end of such testing period (the “Reporting Date”), it will, on or before the Reporting Date, provide certificates with sufficient detail to support the calculation of any payments to be made under this clause 6.2 with respect to such testing period, certified by a director of the Borrower, which will include supporting management accounts..

6.3	Prepayment on Warrant Exercise

In the event Lender exercises its option pursuant to Section 6.04 of the SPA to deem the aggregate price payable on exercise of the warrants with US$0.70 to be applied as a prepayment under the Convertible Notes, then such deemed payment shall be deemed a prepayment under each of the Convertible Notes to be applied in accordance with clause 2.1(c) hereof.

6.4	Repayment with Net Proceeds of Public Offerings

The Borrower shall be obliged to prepay an amount equal to 25 per cent. of (a) the net proceeds from the cash exercise of the Class E Warrants outstanding on the date hereof and (b) the net proceeds of any public offering of securities (including any registered direct offering) concluded by the Borrower following the Effective Date, in each case (save where the following proviso applies) payable promptly on receipt by the Borrower of those proceeds, the proceeds of which shall be applied in accordance with clause 2.1(c)(ii) hereof provided that payments from proceeds of warrant exercises shall be made within five (5) Banking Days following the fiscal quarter in which a warrant is exercised, and then only with respect to proceeds from warrant exercises which aggregate to US$2,000,000 or more since (i) with respect to the first such payment, the Effective Date hereof, and (ii) with respect to any subsequent payment, the end of the fiscal quarter with respect to which a payment had last been made under this clause 6.4. For the avoidance of doubt, in the event the aggregate proceeds from any exercise of warrants during (i) a fiscal quarter and (ii) all preceding fiscal quarters which have been carried forward in accordance with this clause 6.4, are less than US$2,000,000, and as a result, no payment is required at the end of such fiscal quarter under the terms of this clause 6.4, the relevant proceeds shall carry forward to, and be aggregated with the proceeds of any subsequent fiscal quarters for purposes of calculating the next payment under this clause 6.4.

6.5	Prepayment and Repayment Cap

Notwithstanding the foregoing, any amount payable pursuant to clauses 6.1, 6.2, 6.3 and 6.4, when aggregated with all such amounts paid pursuant to clauses 6.1, 6.2, 6.3 and 6.4 in the 12-month period ending on and including 31 December in the relevant year, shall not exceed US$12,000,000.

6.6	No Prepayment Fee

Notwithstanding anything contained in any of the Convertible Notes to the contrary, no prepayment fee or similar prepayment penalty shall be applicable to any amounts paid under this clause 6.

7.	NOTICES

The relevant notice provisions under each of the Convertible Notes, as applicable apply to this Agreement as if expressly incorporated herein with any necessary modifications.

8.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by laws of the State of New York.

10.	ENFORCEMENT

10.1	Arbitration

Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association (“LMAA”) at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.

11.	TERMINATION

If the SPA is terminated because the Closing Date (as defined in the SPA) does not occur on or before 7th January 2021 then this Agreement shall thereupon terminate and be deemed to be null and void thereafter.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

CONDITIONS PRECEDENT

1	Obligors

a)	All conditions precedent to Closing (as defined in the SPA) under the SPA have been fulfilled.

EXECUTION PAGE

BORROWER

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
SEANERGY MARITIME HOLDINGS CORP.		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

OWNER

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
PARTNER SHIPPING CO. LIMITED		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

EMPEROR

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
EMPEROR HOLDING LTD.		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

LENDER

SIGNED by	Alastair Macdonald	)	/s/ Alastair Macdonald
duly authorised attorney-in-fact		)
for and on behalf of		)
JELCO DELTA HOLDING CORP.		)

in the presence of:		)
Witness' signature:		)	/s/ Karen E. Campbell
Witness' name:	Karen E. Campbell	)
Witness' address:	Mount Langton Unit A2 6 Mount Langton Crescent Pembroke HH 13, Bermuda	)